Supervisory Board of Schering AG supports Bayer offer

Berlin, March 27, 2006 - The Supervisory Board of Schering AG, Germany (FSE: SCH, NYSE: SHR) today announced that it shares the positive view of the Executive Board of Schering AG regarding the takeover offer by Bayer AG. The Supervisory Board will also recommend to Schering AG's shareholders to accept the offer once the formal offer documents have been published and assessed.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Find additional information at: www.schering.de/eng